April 27, 2020

Dear Hayden Stafford,

Pegasystems is pleased to offer you the position of President of Global Client Engagement reporting directly to Alan Trefler. This offer is contingent upon the successful completion of our pre-employment process and upon your signing the enclosed Standards Letter. Your starting salary for this position will be paid at a biweekly rate of $16,538.46 at the annualized rate of $430,000. You will also be eligible to participate in our Corporate Incentive Compensation Plan (CICP), at an annualized target rate of 50% of your base salary, in accordance with the terms of the CICP in effect for each applicable year (pro-rated on the first year). Furthermore, you will also be eligible to participate in our sales commission plan, providing you the opportunity to earn annual “on target” commission payments of up to $516,000 (if you achieve 100% of annual quota). You will also be eligible for unlimited commission upside opportunity based on your performance, subject to the terms of the plan, bringing your potential on target earnings to $1,161,000.

As a demonstration of the company’s commitment to you, we will provide you with an equity grant for which Pega’s future financial statements will incur
$5,000,000 of expense stipulated on a start date on June 1, 2020. The value of this grant will be comprised of 40% stock options and 60% Restricted Stock Units (RSUs) pursuant to our Long-Term Incentive Plan and is contingent on Compensation Committee approval at the meeting following your date of hire. The number of RSUs and Options granted will be determined based on the closing price of our common stock on the first business day of the month following Compensation Committee approval. The full terms of this grant will be conveyed to you in a separate document after you become a Pegasystems employee. As a special consideration, this equity grant will begin vesting immediately on a quarterly basis following the approval of the grant date by the Compensation Committee.

Furthermore, in lieu of an annual grant award in 2021, Pega will provide you with an additional equity grant for which Pega’s future financial statements will incur
$1,500,000 of expense to be awarded in August of 2020. The value of this grant will be comprised of 50% stock options and 50% Restricted Stock Units (RSUs) pursuant to our Long-Term Incentive Plan and is contingent on Compensation Committee approval at the meeting following your date of hire. This equity grant will begin vesting immediately on a quarterly basis following the approval of the grant date by the Compensation Committee. Given the exceptional nature of the above grant value, the next eligible date for an additional grant award will be FY2022. Any and all subsequent grant awards will be governed by standard company vesting policies. Additionally, in the event of a change of control resulting in termination of your employment as President, all unvested Pega equity will accelerate.

In addition, you will receive a 600,000.00 sign-on bonus (“Sign-on Bonus”) payable in two equal installments. The first installment will be executed on your start date (June 1, 2020), and the second installment will be executed on your 90th day of employment provided you are an employee “in good standing.” If you voluntarily terminate your employment or Pegasystems terminates you for cause within 12 months of the payment date of either “Sign-on Bonus”, you agree to repay the Sign-on Bonus to the extent that it is not recouped by Pegasystems by withholding salary, variable remuneration, vacation pay, expense reimbursement or any other payments due to you upon such termination. Additionally, should you lose your anticipated May 2020 vesting from your current employer due to an early termination of employment, Pega will make you whole on those vesting amounts.

You will be eligible to participate in the benefit programs which Pegasystems makes available to similarly situated employees, providing the option to elect individual or family coverage in our medical, dental and vision plans. In addition, we offer a tuition reimbursement program, a 401(k) plan, and medical and dependent care reimbursement accounts which enable you to pay for eligible expenses with pre-tax dollars. Pega will also provide you with short-term disability, long-term disability, life insurance and long-term care insurance. You will accrue paid time-off in accordance with Pegasystems’ Paid Time-Off Policy which will provide 25 days of vacation per year. Your vacation is prorated during your first year of employment. A summary of these benefits is included for your convenience. Please note that our compensation and benefit plans are subject to change at any time.

This offer of employment is not a contract. Pegasystems is an at-will employer and either you or Pegasystems may terminate employment at any time. In the event Pegasystems terminates your employment without cause, you will be entitled to severance equal to six months of base salary, plus an additional month for each year of service with a maximum of 12 months, provided you sign a mutually acceptable form of release.

As discussed, we would like you to begin working as a full-time employee on June 1st, 2020. As a condition of employment, we require you to sign and return the enclosed Standards Letter and provide proper employment authorization. Please note that as a requirement to work in the United States, you must complete the Employment Eligibility Verification (I-9) form and bring with you the required supporting identification documentation on your first day to enable your on-boarding as efficiently as possible.

We would appreciate a written response by April 28, 2020. Please electronically sign and return both your signed Offer Letter and Standards Letter to our Cambridge office, in care of Adriana Bokel Herde. We are all delighted at the prospect of your joining our staff and working with us!

Sincerely,

/s/ Adriana Bokel Herde
Adriana Bokel Herde
Chief People Officer

I accept the terms of this offer letter and will begin work at Pegasystems on June 1st, 2020.

/s/ Hayden Stafford 28 April 2020
Hayden Stafford Date

Pegasystems Inc.
One Rogers Street
Cambridge, MA
02142-1590 USA  Phone 617.374.9600  Fax 617.374.9620  Pega.com